DLA Piper US LLP

2000 University Avenue

East Palo Alto, California 94303-2214

www.dlapiper.com

Peter M. Astiz

peter.astiz@dlapiper.com

T	650.833.2036
F	650.687.1159

January 18, 2007

SUPER MICRO COMPUTER, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF

PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.
Registration Statement on Form S-1
Amendment No. 1
Filed December 13, 2006
Registration No. 333-138370

Dear Ms. Jacobs:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1, Amendment No. 1 (filed December 13, 2006, Registration No. 333-138370) (the “Registration Statement”), as set forth in your letter to Mr. Charles Liang dated January 4, 2007. We are filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments. For reference purposes, the text of your letter dated January 4, 2007 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the pages of Amendment No. 2 that have been revised in response to the comment.

Amendment No. 1 to Registration Statement on Form S-l

Table of Contents

1.	We note your revised disclosure in response to comment 4 of our letter dated November 30, 2006. Your statement indicating that you have not independently verified the third-party information in your prospectus appears to suggest that you also have not made a determination that the information being presented is reasonable. As noted in our prior comment, please revise your disclosure so as to remove any implication that you lack a reasonable basis to believe the accuracy and completeness of the information presented.

Response: The disclosure on the table of contents page has been revised in response to the Staff’s comment.

January 18, 2007

Prospectus Summary, page 1

2.	We note your response to comment 10 of our letter dated November 30, 2006. Please detail for us the mechanics of when you expect to undertake your reverse stock split and revise your disclosure on a post-split basis. Please advise us with respect to how you intend to address the presentation or per share information in your audited financial statements in light of your prospective reverse stock split.

Response: The disclosure throughout the Prospectus has been revised to reflect a 2-for-1 stock split which has been approved by the Board of Directors and which will be effective upon filing of the Certificate of Amendment with the Secretary of State. The audited financial statements have likewise been revised to reflect such stock split on a retroactive basis.

Risk Factors

If our limited number of contract manufacturers or suppliers of materials..., page 13

3.	To the extent material, please quantify the impact of the delays you experienced in the delivery of printed circuit board material as a result of the loss of two vendors. Please also briefly discuss the cause of the loss of the two vendors.

Response: The risk factor has been revised to reflect the Staff’s comment.

Business

Industry Background, page 50

4.	As it appears that the IDC subscription fees you reference in your response to comment 30 of our letter dated November 30, 2006 are not nominal, please provide a consent of IDC for the referenced report. See Rule 436 under the Securities Act and Item 601(b)(23) of Regulation S-K. Alternatively, you may eliminate the reference to IDC and indicate that the market data you summarize in the prospectus represent your views.

Response: The Company has obtained the consent of IDC which will be provided to the Staff supplementally.

Principal and Selling Stockholders, page 80

5.	We note your response to comment 32 of our letter dated November 30, 2006 regarding your plan to include disclosure regarding your selling stockholders in your preliminary prospectus. Please include such disclosure as soon as practicable as we may have additional comments.

Response: The Principal and Selling Stockholders table will be revised and provided once the list has been determined.

January 18, 2007

6.	With respect to any selling stockholder, please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation 1.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response: The Staff’s comment is acknowledged. The Company supplementally advises the Staff that at this point it anticipates only one potential selling stockholder that is an entity. The Company has been advised that there is no specific individual or group of individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by such stockholder. Rather the decision is made by the Board of Directors as a whole. The stockholder is a public company.

7.	Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response: The Company supplementally advises the Staff that the Company has been advised that none of the proposed selling stockholders is an affiliate of a registered broker-dealer.

Certain Relationships and Related Party Transactions, page 78

8.	Please disclose whether the terms of the transactions with Ablecom and Tatung are comparable to terms that would have been received in an arms’ length transaction. We may have further comments on your relationship with Ablecom once your new “master” agreement is filed.

Response: The Prospectus has been revised in response to the Staff’s comment.

9.	Please expand your disclosure regarding your design and manufacturing agreements with Ablecom to quantify the minimum requirements under such agreements.

Response: The Prospectus has been revised in response to the Staff’s comment.

10.	We note your disclosure regarding your distribution agreement with Ablecom. Please disclose the aggregate dollar amount of products purchased by Ablecom under the distribution agreement in your last fiscal year and recent interim period.

Response: The Prospectus has been revised in response to the Staff’s comment.

January 18, 2007

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting

Stock Based Compensation, page F-10

11.	We note you include pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25. Since you previously used the minimum value method for pro forma disclosure required by SFAS 123, you cannot continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method. That is, since you are required to adopt SFAS 123R using the prospective transition method, you should not provide any comparative pro forma disclosures for periods prior to the adoption of SFAS 123R. We refer you to paragraph 85 of SFAS 123R. Clarify how you have complied with this guidance and revise your footnote disclosure as appropriate.

Response: In response to the Staff’s comment, the pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25 on pages F-10 and F-11 in Amendment No. 2 has been deleted.

Recently Issued Accounting Standards, page F-13

12.	Based upon your response to comment 47 of our letter dated November 30, 2006, it appears that you have performed your evaluation for determining the primary beneficiary based upon current events. Please tell us how an evaluation at the time you became involved with Ablecom would impact your conclusions. In this regard, you indicate that “Ablecom was initially formed to serve as an outsourced manufacturer for the Company and initially generated all of its revenues from the Company.” You further indicate that initially you may have concluded that the condition in paragraph 17(d) of FIN 46(R) may have indicated that you were a primary beneficiary. However, it appears that you are evaluating current or subsequent events to that initial determination in evaluating this condition. We note that paragraph 7 of FIN 46(R) was referenced in evaluating the expanding activities of the Company, however, please note that this paragraph only applies to the determination of whether an entity is a VIE. That is, the expanded activities should be evaluated to determine whether each is a reconsideration event as described in paragraph 15 of FIN 46(R). It appears that the activities described do not qualify as a reconsideration event.

January 18, 2007

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

13.	Please provide us with a brief quantitative and qualitative summary of how you have allocated the expected losses to each variable interest holder. In doing so, please more clearly outline the specific variable interests held by each holder and tell us how they absorb variability in Ablecom’s net assets. As it relates to the equity holders (including Steve Liang), please clarify how much equity they each have at risk.

January 18, 2007

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

14.	Your disclosure indicates that you will initially apply the guidance in SAB 108 in connection with the preparation of the annual financial statements for the year ending June 30, 2007. Please be advised that if your registration statement is declared effective after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. We refer you to footnote 6 of SAB 108. Notwithstanding your statement that SAB 108 will not have a significant effect on your financial statements, please tell us whether the application of SAB 108 would have a material impact to the financial statements included in your registration statement. In addition, revise your disclosure as appropriate.

Response: The disclosure on page F-15 of Amendment No. 2 has been revised in response to the Staff’s comment. The Company supplementally advises the Staff that the application of SAB 108 did not have a material effect on the Company’s consolidated financial statements.

January 18, 2007

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (650) 833-2036 or my colleague Brad Gersich at (650) 833-2074 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

DLA Piper US LLP

/s/ Peter M. Astiz

Peter M. Astiz

peter.astiz@dlapiper.com

PMA:hmm

cc:	Mr. Mark P. Shuman

Mr. Daniel Lee

Mr. Jason Niethamer

Mr. Stephen Krikorian

Mr. Charles Liang (Super Micro Computer, Inc.)

Mr. Howard Hideshima (Super Micro Computer, Inc.)